OSG	Overseas Shipholding Group Inc.

_____________________________________________________________________________

666 Third Avenue New York, NY 10017	Tel: 212 953 4100 Fax: 212 578 1832	www.osg.com

July 17, 2006

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

RE:	Overseas Shipholding Group, Inc. Form 10-K for the Year Ended December 31, 2005 File No. 1-6479

Dear Ms. Cvrkel:

We have reviewed your letter to us of June 1, 2006 setting forth staff comments on the Overseas Shipholding Group, Inc. ("OSG" or the "Company") Form 10-K for the year ended December 31, 2005. Based on our review, we respond as follows to the staff comments:

Form 10-K for the year ended December 31, 2005

Risk Factors
OSG's vessels call on ports located in countries that are subject to restrictions....page 37

SEC Comment

1.

We note your response to comment 3 in our letter dated April 13, 2006. Please confirm to us, if true, that you do not participate in the management of any of your foreign subsidiaries that own vessels that have called or call upon Iranian ports.

OSG Response

Employees of OSG that are U.S. citizens do serve as directors and officers of our foreign subsidiaries that own vessels that have called upon Iranian ports. However, these individuals have no role or involvement with the day-to-day operations of the vessels generally, or with Iranian port calls more specifically. Rather, they are responsible for much broader corporate issues, such as whether to refinance a vessel. The Treasury Department's Office of Foreign Assets Control ("OFAC") and the Commerce Department's Bureau of Industry and Security ("BIS") have long taken the position that the mere presence of a U.S. citizen as a director or officer of a company does not render all transactions by that company subject to OFAC or BIS regulation. Indeed, BIS has posted on its internet web site an advisory opinion dated August 26, 2004, addressing precisely this issue. See, http://www.bis.doc.gov/PoliciesAndRegulations/Advisory Opinions.htm. That letter stated in relevant part "participation in company management as a director and the exercise of general oversight do not, in the absence of other actions, necessarily constitute the performance of acts that will [trigger an export licensing requirement]." As stated in our letter of May 17, 2006, neither OSG, any of its employees, nor any U.S. citizen or permanent resident has any role or involvement in decisions or actions relating to calls at Iranian ports made by vessels owned by OSG's foreign subsidiaries.

SEC Comment

2.

With respect to the vessels you have contributed to pools, it is not clear to us from your response whether you maintain ownership of those vessels, or the vessels are owned by one or more of your foreign subsidiaries. If you maintain ownership of the vessels, it would appear to us that you maintain managerial responsibility for the vessels, and have simply delegated that responsibility to the pool operators, pursuant to a contractual arrangement. If you own the vessels, please address for us the issue of whether such delegation of managerial responsibility pursuant to a contractual arrangement under the terms of which your vessels may call on Iranian ports is consistent with the requirement under the OFAC Iran sanctions that U.S. persons not participate in transactions with Iran. If the vessels are owned by one or more of your foreign subsidiaries, please confirm to us, if true, that you do not participate in the management of those foreign subsidiaries.

OSG Response

Each of the vessels contributed to the pool by OSG is owned by a separately incorporated foreign subsidiary. As explained above in our response to comment 1, employees of OSG serve as directors and officers of these foreign subsidiaries, but do not participate in any decisions relating to calls on Iranian ports or actions relating to such port calls.

The contribution of vessels to the pool by the foreign subsidiaries that own those vessels, and the delegation to the pool operator of managerial responsibility for the vessels were entirely consistent with OFAC requirements. OFAC's Iranian Transaction Regulations prohibit a U.S. company from supplying goods or services to a person in a third country if the U.S. company knows that the goods or services are "intended specifically" for supply, transshipment or reexport to Iran and prohibit a U.S. company from supplying goods or services to a person in a third country if the U.S. company knows that the goods or services will be incorporated into or commingled with goods or services that will then be supplied or reexported "exclusively or predominantly" to Iran. 31 CFR Section 560.204. Thus, if a U.S. company owned the vessels contributed to the pool rather than individual foreign subsidiaries, the U.S. company could have contributed the vessels to the pool unless it knew that the vessels were "intended specifically" to call on Iranian ports or that the pool would supply its vessels "exclusively or predominantly" to Iran. Neither standard is satisfied with respect to vessels contributed to the pool.

Several different companies have contributed vessels to the pool. Each was required to delegate to the pool operator the authority to make chartering decisions with respect to its vessels. It was only by allowing the centralized management of the vessels in the pool that the value of managing a larger fleet of vessels could be realized. None of the other owners that contributed vessels to the pool are, or are owned by, U.S. companies. Their vessels were therefore already able to call at Iranian ports. Their agreement to delegate to the pool operator the responsibility for commercial management of the vessels was thus clearly not intended or designed to avoid or evade U.S. restrictions on trade with Iran. Rather, as explained in our letter of May 17, 2006, establishment of the pool was intended and designed to both better meet the needs of shippers and to maximize the use of the vessels themselves. Clearly then, the vessels contributed to the pool were not "intended specifically" for supply, transshipment or reexport to Iran.

Similarly, when the vessels were contributed to the pool, OSG's foreign subsidiaries did not know or believe that the vessels would trade "exclusively or predominantly" to Iran. The decisions with respect to the countries that vessels in the pool will call on are made by shippers around the world. These decisions are driven by global economic considerations and cannot be predicted in advance. Thus, when OSG's foreign subsidiaries contributed their vessels to the pool, they did not know where the vessels would be asked to call. They certainly did not believe that their vessels would be asked to call exclusively or predominantly on Iran.

The actual practice of the pool, in terms of where the vessels under its management have called, only serves to bear this out. We provide data below about port calls made in 2004 and 2005 by vessels in the Tankers International ("TI") pool below.

Total number of TI port calls (loading):

           2004: 489
           2005: 556

Total number of port calls in Iran for the TI pool:

           2004: 33
           2005: 53

Total number of port calls (for both vessels owned by OSG's foreign subsidiaries and vessels time chartered-in by OSG's foreign subsidiaries) made by OSG vessels in the TI pool:

          2004: 191
          2005: 246

Total number of Iranian port calls by OSG vessels in the TI pool:

          2004: 15
          2005: 25

In short, the vessels contributed to the pool were never "intended specifically" to call on Iran. Of all of the parent companies that contributed vessels to the pool, only OSG was a U.S. company. Thus, the vessels of the other owners were already able to call on Iran. Clearly, these other companies did not contribute vessels to the pool because of considerations relating to Iran. Rather, like OSG, they contributed vessels to the pool in the hopes of maximizing the use of their vessels and thus their revenues. Similarly, at the time OSG's foreign subsidiaries contributed vessels to the pool, they neither knew nor believed that their vessels would call exclusively or predominantly on Iran. Their understanding at the time has been borne out by subsequent events. For all vessels in the pool, port calls to Iran represent less than 10% of total port calls. These same percentages are reflected in the ports calls made to Iran by OSG vessels that have been contributed to the pool. As explained above, even if the OSG vessels contributed to the pool had been owned by OSG, a U.S. company, instead of separate foreign subsidiaries, OSG could have contributed its vessels to the pool under these circumstances. It is thus doubly obvious that OSG's foreign subsidiaries were able to contribute their vessels to the pool consistent with OFAC regulations.

Item 6. Selected Financial Data, page 41

SEC Comment

3.

We note from your response to our prior comments 6 and 10 that you believe your current presentation of time charter equivalent revenues in the table of selected financial data is appropriate. As explained below, our current position is that time charter equivalent revenue should not be presented on the face of the financial statements and should be included in an "other data" section at the bottom of the table of selected financial data. Also, a reconciliation of this measure to the appropriate GAAP measure should be included in a footnote reference. Please revise your selected financial data for all periods presented accordingly.

OSG Response

Please see our response to comment 5.

Management's Discussion and Analysis
- Income from Vessel Operations, page 52

SEC Comment

4.

We note your response to our prior comments 7 and 10 that you do not believe you need to include a reconciliation of "TCE Revenues" in Note D to the financial statements and therefore do not intend to revise MD&A to include a cross reference to the reconciliation of the measure. As discussed below in our other comment on Note D, we believe a reconciliation of "TCE Revenues" should be included in Note D and continue to believe that your MD&A section should be revised to include a cross reference to the note in which the reconciliation of these measures to the related GAAP measure will be included. Please revise your filing accordingly.

OSG Response

Please see our response to comment 5.

Financial Statements
Statements of Operations, page 70

SEC Comment

5.

We note from your response to our prior comment 10 that you believe your current presentation of Time Charter Equivalent Revenues on the face of the Statements of Operations is appropriate. It is our current position that presentation of a measure such as Time Charter Equivalent Revenue on the face of the income statement is not in accordance with generally accepted accounting principles or Regulation S-X. We continue to believe that there is no basis for classifying voyage expenses differently than other ship operating expenses such as vessel expenses and time and bareboat charter hire expenses which are included in ship operating expenses in your financial statements. Also, since there appears to be no basis for classifying revenues net of voyage expenses pursuant to EITF 99-19, as previously requested, please revise your financial statements to reflect revenues on a gross basis and to classify voyage expense as a component of ship operating expenses. Please note that we will not object to management's use of the measure "time charter equivalent revenues" for purposes of assessing the operating performance of the Company's segments or for purposes of the Company's MD&A discussion if this measure is used by management in evaluating the Company's operating performance.

OSG Response

This matter was previously raised by the SEC, as a result of the staff's review of our Form 10-K for the year ended December 31, 2000. We believe that the Company's current presentation is consistent with the presentation that was agreed with the SEC at that time.

We continue to believe that adopting the staff's recommendation significantly increases the potential to materially misinform readers and misguide other users of the Company's financial statements. We do not believe that allowing us to use time charter equivalent revenues for purposes of the Company's MD&A discussion adequately addresses this risk. Further, this risk, in our opinion, has increased in recent years with the use of eXtensible Business Reporting Language ("XBRL") format and the related tagging of data.

The presentation previously agreed with the SEC and used in our financial statements for the years 2001 to 2005 provides full disclosure of gross shipping revenues as well as presenting valuable information about the way the Company manages and evaluates performance. This information is now easy to find, doesn't have to be manipulated or reconciled (which simply adds additional complexity), is consistent with other information presented in the notes to the financial statements and the MD&A discussion, and should, in our opinion, further the SEC's stated goal of enhancing the overall disclosure in our filing.

In addition, the nature of voyage expenses differs completely from ship operating expenses, which include vessel expenses, charter hire and depreciation and amortization. Voyage expenses result from contracts with third parties for the employment of our vessels. Ship operating expenses, on the other hand, result from the manner in which the vessels are controlled, as follows:

    Vessel expenses and depreciation and amortization are incurred for vessels we own;
    Vessel expenses, charter hire expenses and drydock amortization are incurred for vessels that we charter-in on a bareboat basis; and
    Charter hire expenses are incurred for vessels that we charter-in on a time charter basis.

All of the ship operating expenses would be incurred by the Company regardless of whether its vessels were even employed. Voyage expenses, on the other hand, depend on the type (time, bareboat or voyage) of contract with the customer and vary directly with voyage revenues.

If the SEC's objective is for companies to show a total for expenses, we would be pleased to comply by including such information prominently in a footnote to the Company's financial statements in all future filings.

Statements of Cash Flows, page 71

SEC Comment

6.

We note from your response to our prior comment 12 that you believe your presentation of payments for drydocking as an investing activity in the statements of cash flows is appropriate. We continue to believe, however, that you should present the cash flows related to drydocking payments as an operating activity. There are currently two allowable methods for companies to use in accounting for drydocking costs; expense as incurred or capitalize and amortize over the drydocking cycle. There should not be a benefit regarding presentation in the statement of cash flows for choosing one method over the other, and if you had chosen to expense these costs as incurred they would be included in cash flow from operations. Accordingly, please revise to present the cash flows related to drydocking payments as an operating activity.

OSG Response

The Company continues to believe that it is appropriate to classify the payments made for drydocking on its statement of cash flows as investing activities because it is an investment decision that must be justified by the expected return on the capital employed over the period to the subsequent drydock. The Company does not believe that it is obtaining a benefit in the statement of cash flows for choosing one accounting method over another, but is following the guidance in FAS 95 as to the classification of cash flows on the statement of cash flows.

Paragraph 17(c) of FAS 95, in defining cash outflows to be classified as investing activities, states that such activities include:

"Payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets"

Paragraph 21 of FAS 95 states:

"Operating activities include all transactions and other events that are not defined as investing or financing activities in paragraphs 15-20. Operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income."

The Company believes that the payments for drydocking should be classified as an investing activity and not as an operating activity because (i) the purchase of a productive asset is defined as an investing activity in paragraph 17(c) of FAS 95, and (ii) this is not a transaction or event that enters into the determination of net income as described in paragraph 21 of FAS 95, which would require classification as an operating activity.

We don't believe that differing cash flow treatments for the two different methods of accounting for drydock is unique in accounting. We see similarities between the classification of drydocking expenditures and the classification of interest capitalized during vessel construction. Interest expense, which ordinarily is classified as an operating activity, when incurred during the construction of property, becomes an investing activity. Clearly, the accounting for particular expenditures should impact their presentation in the statement of cash flows.

Notes to the Financial Statements
Note A. Summary of Significant Accounting Policies
9. Revenue and Expense Recognition

SEC Comment

7.

We note from your response to our prior comment 13 that you believe your expense recognition policy for voyage expenses is in compliance with EITF 91-9. However, we continue to believe that your expense recognition policy for voyage expenses does not comply with this guidance, since voyage expenses should be expensed as incurred not recognized ratably over the voyage. There does not appear to be a basis under GAAP or more specifically under EITF 91-9 for accounting for voyage expenses differently than other ship operating expenses such as vessel expenses and time and bareboat charter hire expenses. Please revise your financial statements for all periods presented to recognize voyage expenses as incurred.

OSG Response

The Company believes that its accounting for voyage expenses is appropriate. We have found no evidence of any company operating in our sector (including many recent IPOs), both those that report in accordance with U.S. GAAP and those that report in accordance with International Accounting Standards, accounting for voyage costs in a manner that is not consistent with the accounting for voyage revenues, that is, over the length of the voyages.

Voyage costs represent only those incremental costs required to complete the contracted voyage. Voyage costs are specifically related to a given contract with a charterer and are dependent on the Company's satisfactory delivery of the services specified in that contract. The gross revenue earned on a particular voyage will vary greatly based on the specific itinerary (where the vessel will load the cargo and where it will discharge the cargo) but TCE revenue will not because for itineraries with higher voyage costs a higher Worldscale rate is provided. The tanker industry uses Worldscale as the underlying index to all negotiations for voyage charters between charterers and owners. All voyage contracts refer to this index in pricing. Worldscale is a list of calculated rates, which is updated annually, for specific voyage itineraries for a benchmark vessel, using defined voyage cost estimates for vessel speed, fuel consumption, and port costs. Further, it is not logical that the earnings from a particular voyage would vary on a daily basis, which it would if the SEC staff recommendation was adopted.

We believe that the policy we are following is appropriate. That is, except for port costs there is no difference in recognizing voyage costs ratably over the voyage or as incurred. We further believe that the failure to recognize port costs ratably is distortive and even if we were to adopt the staff's recommendation, the effect of doing so is not material. The effect of applying the staff's recommendation on accounting for voyage expenses on net income for 2005, would be to increase net income by less than $70,000 on reported net income of more than $464 million, and to correspondingly reduce voyage expenses by less than $92,000 on a reported amount of more than $38 million. The voyage charter rate is directly affected by voyage costs, including port costs. The rates for different voyages of the same length vary in accordance with the amount of port costs. That is why the industry practice is to record such costs over the term of the voyage. We also note that EITF 91-9 was issued in response to revenue recognition for freight service companies (i.e., trucking) and we don't believe that such companies have a category of expenditures that is comparable to port costs.

The Company therefore believes that, in conformity with industry practice, that it is appropriate to recognize the contracted voyage revenue and the related voyage expenses, which are required to fulfill the terms of the contracted voyage, on the same basis. To appropriately match revenues, voyage expenses should be charged to expense over the course of the voyage. We will, however, modify the disclosure in the footnote to the financial statements that contains the summary of significant accounting policies in all future filings to state the following, "Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period.

Note C. Acquisition of Stelmar Shipping Ltd.

SEC Comment

8.

We note from your response to our prior comment 15 that you do not intend to comply with our comment and remove the pro forma time charter equivalent revenue information from this note. We continue to believe that the GAAP revenue measure (i.e., gross revenues), rather than the non-GAAP measure, TCE revenues, should be presented in this note to be consistent with your revised financial statement presentation. Also, see our related comment above relative to your statement of operations.

OSG Response

Although we continue to believe that TCE revenues is a GAAP measure for the reasons stated in our response to comment 5, we will comply with your request in future filings to replace pro forma time charter revenues with pro forma shipping revenues in this particular note. Please note that the requested change will be reflected in the Company's Form 10-Q for the quarter ended June 30, 2006.

Note D. Business and Segment Reporting

SEC Comment

9.

We note from your response to our prior comment 16 that you will include a reconciliation of "income from vessel operations" for the reportable segments to the amount of "income from vessel operations" as shown in the consolidated statements of operations. As required by paragraph 32 of SFAS No. 131, the total of the reportable segments' measures of profit or loss should be reconciled to the consolidated income before taxes, extraordinary items, discounted operations, and the cumulative effect of changes in accounting principles. Because "income from vessel operations" is your only segment measure of profit or loss, it should be reconciled in Note D to income before taxes rather than the corresponding "income from vessel operations" line item on the statement of operations. Also, as previously requested, a reconciliation of the measure "time charter equivalent revenues" to the Company's consolidated total revenues will be required as result of changes required in your statements of operations as a result of our prior comment outlined above.

OSG Response

We will comply with your request in future filings. Please note that the requested change to reconcile "income from vessel operations" of the reportable segments to "income before federal income taxes" as reflected in the consolidated financial statements will be included in the Company's Form 10-Q for the quarter ended June 30, 2006.

Please see our response to comment 5 with respect to the inclusion of a reconciliation of the measure "time charter equivalent revenues."

Note F. Joint Ventures, Equity Method Investments and Pooling Arrangements

SEC Comment

10.

We note from your response to our previous comment 18 that distributions from Panamax International are made relative to the earnings capabilities of the vessels and are not based on ownership interest. However, we are still unclear as to why you are not accounting for the results of operations of Panamax International using the equity method of accounting. Please provide us your basis, including the relevant technical accounting literature, for not accounting for this 50% owned entity using the equity method of accounting. Include in your response an explanation of how the Panamax International pool is managed, including the nature of each of your responsibilities for the pool. Also, we note your disclosure in Note F states that nine of your Panamax vessels are included in the thirteen vessel pool, whereas your response to comment 18 indicates that the pool includes only five of your vessels. Please resolve this inconsistency.

OSG Response

As we described in our letter dated May 17, 2006, "OSG accounts for all of its joint venture and equity method investments (i.e., all entities in which we have an interest between 20% and 50%) using the equity method of accounting, including Panamax International." Further, we noted that because all the revenues of Panamax International are paid out to each of the participant's vessels in the form of charter hire, based on a calculation specified in the transportation agreement between the participants and Panamax International, the net income of Panamax International is therefore zero. If the net income of Panamax International were other than zero, OSG would recognize its share of such results in accordance with the equity method of accounting.

Panamax International is commercially managed by a company that is affiliated with our joint venture partner in Panamax International. Such entity receives a fee for commercial management and accounting services rendered, in accordance with the terms of its commercial and corporate management agreement with Panamax International. OSG does not perform any day-to-day activities with respect to Panamax International. Both corporate partners constitute the board of Panamax International and discharge their responsibilities in accordance with the terms of the shareholders agreement between the parties.

As stated above and as disclosed in the financial statements:

    OSG time charters five of its Panamax tankers to Panamax International. The revenues of these five vessels fluctuate in accordance with the calculation specified in the contract between the Company and Panamax International.
    Four other of OSG's Panamaxes have been chartered at fixed rates per day to our joint venture partner, who has time chartered these four vessels (plus four others, which our joint venture partner independently controls) to Panamax International. The other partner, not OSG, receives revenues from Panamax International in accordance with the calculation specified in the contract between such participant and Panamax International.

Therefore OSG receives charter revenue on five vessels from Panamax International and the other partner receives charter revenue on eight vessels from Panamax International.

In future filings, when describing Panamax International, the Company will modify such disclosure to avoid any unintended confusion. We will state (assuming the same facts as were in existence as of December 31, 2005) that five of the Company's Panamaxes participate in Panamax International.

Note N. Leases
- Charters-out

SEC Comment

11.

We have reviewed your responses to our prior comment numbers 21 and 22 in which you explain your rationale for capitalizing the payments made to cancel the purchase options associated with certain vessels during 2005. However, given that the payments were made to terminate past contractual arrangements and do not improve the vessels in any manner or extend their useful lives, we continue to believe these payments should have been expensed rather than capitalized as part of the costs of the vessel. Furthermore, we do not believe that the fact that the book values of the vessels at the time the payments were made plus the amounts paid to cancel the options, were less than the related fair values of the vessels, provides justification for the treatment used. Furthermore, we are unclear as to "probable future benefit obtained" as a result of making these payments, since one of these vessels was sold shortly after making the related option termination payment. As a result, we do not believe recognition of an asset in accordance with the guidance in Concept Statement No. 6 is appropriate. Accordingly, please revise to reflect the $2,485,000 and $5,500,000 payments made during 2005 as expenses rather than as additions to the costs of the related vessels.

OSG Response

The Company believes that the purchase of the options to acquire the vessels held by the charterers of these two vessels (Puget Sound and Eclipse) should not be accounted for as the termination of an executory contract. The Company was depreciating the vessels to the option price over the period until the option was exercisable. The purchase of the options extended the economic life of each of the vessels to the Company and should therefore be capitalized and amortized over the remaining economic life of each vessel.

The Company also believes that the purchase of a charterer's purchase option is no different, in substance, than the exercise of the option by that charterer and the subsequent purchase of the vessel by the Company from that charterer. The Company continually reviews its portfolio of vessels to determine which, if any, vessels should be sold based on customer commitments and its assessment of current and future market conditions. Please see our discussion of "Liquidity and Sources of Capital" in MD&A where this practice is discussed.

In addition, the additional value assigned to the vessels would not cause an impairment to be recorded, since the fair value of the vessels at the time was greater than the carrying value of the vessels, including the amounts paid for the option purchases. The Company would not have considered the purchase of the options unless incremental economic value was obtained.

Specifically, with regard to the two transactions in which options were purchased, the following facts support the Company's arguments that the payments should not be expensed.

With respect to the Puget Sound, we acquired the U.S. flag product carrier in April 2004 with a charter attached that contained a fixed price purchase option. The market for U.S flag vessels is fundamentally different from the market for international flag vessels. Because the U.S market is regulated and because of the much higher construction and operating costs for U.S. flag vessels, a U.S. flag vessel is bought or sold based on the evaluation of its future earnings potential by the relevant parties to the transaction. On its date of purchase the Puget Sound was under a bareboat charter that ran through early 2010 and contained an option by which the charterer could purchase the vessel at a fixed price in 2007. In April 2004, at the time the vessel was acquired, the contractual charter rate was below the then market charter rate. We did not record the value of the existing charter separately from the value of the vessel as should have been done in accordance with FAS 141 and FAS 142. We should have separately recorded the below market charter by recording deferred revenue and increasing the value of the vessel, Based on the market rates in April 2004, we calculated that the deferred revenue, if separately recorded, would have been approximately $3 million at that time. We would have then amortized the deferred revenue over the remaining term of the charter and amortized the additional value of the vessel over a similar period. The deferred revenue when amortized to December 31, 2005, the date the option was acquired, would have approximated $2.5 million. The balance of the deferred revenue would have been written off at December 31, 2005. This write-off would offset the expensing of the payment resulting in no income statement effect. In addition, the book value of the vessel would also be appropriately stated at December 31, 2005. The increased depreciation of the vessel and the amortization of the deferred revenue to the date the option was acquired offset because their amortization periods were similar.

The effect of recording the $2,485,000 payment as a charge against earnings and writing off the balance of the deferred revenue results in both revenues and net income being properly stated and the book value of vessels as reflected in the December 31, 2005 balance sheet being properly stated. We will, however, clarify our accounting for this and any similar transactions, when material, in the appropriate footnotes in all future filings.

The Eclipse was originally chartered by us to a major oil company in 1993 under a charter agreement that contained an option that allowed the charterer to purchase the vessel for $15,800,000 at the end of the original charter term, in June 2005. The charterer had no right to exercise this option prior to the end of the charter. The rates contained in the charter agreement were at standard commercial rates at the time of the charter commencement and the exercise price for the purchase option was not below market price. At the time the charterer's option was acquired, $15,800,000, however, was well below the Company's view of the likely market value of the vessel at the time of the expiry of the charter. A key fact with respect to the Eclipse is that the contract was not terminated, but ran to its full term. In the course of considering whether to purchase the option from the charterer the Company considered both the immediate sale of the Eclipse and the continued operation as alternatives in making its decision to purchase the option. By the end of the first quarter of 2005, the quarter in which payment was made to purchase the option, the Company had already decided that it was going to sell the vessel as soon as the charter period ended and in fact entered into a contract to sell the vessel on April 13. The fact that the vessel was sold shortly after the option was exercised at a substantial profit clearly indicates that future value was obtained. The Company knew that it would obtain future value at the time of the exercise of the option.

The Charter went its full term and completed in June 2005. The Company paid $5,500,000 to purchase the option in the first quarter of 2005. The Company then sold the Eclipse for $29,600,000 in the second quarter of 2005. The fact that the Eclipse was sold at the end of its original charter term is indicative of the Company's normal business practice of continually evaluating its fleet and buying and selling ships based on market conditions.

Additionally, as the vessel was sold in the second quarter of 2005 for a gain that is directly related to the earlier buy out of the option, this clearly indicates that the payment made in the first quarter of 2005 to acquire the right to complete the sale transaction was either capital in nature or the prepayment of an expense of sale, which, in either case would not be expensed.

Quarterly Report on Form 10-Q for the Quarter ended March 31, 2006
Management's Discussion and Analysis
General and Administrative Expenses

General

SEC Comment

12.	Please address our comments with respect to the Company's Annual Report on Form 10-K in an amendment to the Company's quarterly report on Form 10-Q, where applicable.

OSG Response

We acknowledge the SEC's comment.

SEC Comment

13.

We note the disclosure indicating that general and administrative expenses increased by approximately $3,400,000 during the first quarter of 2006 due to the recognition of targeted cash incentive compensation ratably over 2006 whereas in prior years such incentive compensation was recognized in the fourth quarter. Please tell us why you changed your expense recognition policy with respect to these compensation arrangements and explain why you believe both your prior and current treatment are appropriate. As part of your response, please indicate the terms of the arrangements under which these cash compensation payments are required and tell us the amount of compensation expense that was recognized in the fourth quarter of 2005 in connection with these compensation arrangements. We may have further comment upon receipt of your response.

OSG Response

Prior to 2006, management determined that the amount of cash incentive compensation could not reasonably be estimated prior to its final determination at the end of each year. Furthermore, prior to 2005, the determination of cash incentive compensation was highly subjective in nature and, therefore, not subject to reasonable estimation on a quarterly basis. In 2005, management determined that there were still too many unknown factors and that the amount of cash incentive compensation could not reasonably be estimated on a quarterly basis. There were many fundamental changes in our business model during 2005, including (i) the establishment of a strategic business unit ("SBU") structure and (ii) the acquisition of Stelmar Shipping Ltd. in January 2005 and the resulting integration of that organization's employees and compensation practices into OSG.

For 2006, specific individual, SBU and Company targets were set and approved by the Company's compensation committee of its Board of Directors prior to March 31, 2006. The SBU structure was assigned bottom line accountability and the Company has modified its reportable segments to match this new SBU structure. Moreover, commencing in 2006, we established specific parameters and guidelines for cash incentive payouts and there is a greater degree of precision possible than in the years prior to 2006 around individual incentive award payouts. Further, 2006 is the first year where full details of the plan were communicated to all employees. Consequently, we are in a better position to demonstrate reliable incentive payout information and, accordingly, reasonably estimate quarterly provisions in accordance with paragraph 17 of APB 28.

The cash incentive compensation recognized in the fourth quarter of 2005 was $12.3 million.

Form 8-K furnished March 1, 2006, November 3, 2005, August 5, 2005 and May 5, 2005

SEC Comment

14.

We note from your response to our prior comment 26 that you have included a reconciliation of income from vessel operations for the reportable segments to the directly comparable financial measure included in the statements of operations. Please revise your reconciliation in future filings to reconcile to consolidated income before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in accounting principles. Additionally, consistent with our comment on removing TCE Revenue form the face of the statements of operations, please include a reconciliation of the measure "time charter equivalent revenues" to the Company's consolidated total revenues in future earnings releases filed on Form 8-K.

OSG Response

We will comply with your request in future filings. Please note that the requested change to reconcile "income from vessel operations" of the reportable segments to "income before federal income taxes" as reflected in the consolidated financial statements will be included in the Company's Form 8-K disclosing the Company's financial results for the quarter ended June 30, 2006.

Please see our response to comment 5 with respect to the inclusion of a reconciliation of the measure "time charter equivalent revenues."

If you want to discuss any of the matters contained in this letter, please feel free to contact me at (212) 578-1839.

Sincerely,

/s/Myles R. Itkin

Myles R. Itkin
Executive Vice President
Chief Financial Officer
and Treasurer

cc:  Morten Arntzen
      Audit Committee
      James I. Edelson
      Jerry L. Miller
      Peter Samuels (Proskauer Rose LLP)
      Bruce Baylson (Ernst & Young LLP)